[Pamrapo Bancorp, Inc. Letterhead]

April 26, 2005

Lisa Haynes

Staff Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Pamrapo Bancorp, Inc.

Current Report on Form 8-K/A

Dear Ms. Haynes:

Set forth below and attached hereto are the responses of Pamrapo Bancorp, Inc. (the “Company”) to the comments contained in your letter dated April 22, 2005, with respect to the current report on Form 8-K, filed on April 1, 2005.

The Company has amended its current report, under cover of Form 8-K/A, to include all of the information required by Item 304 of Regulation S-K and attached a letter from its former accountants, Radics & Co., LLC, addressing the revised disclosures as Exhibit 16.

The Company hereby further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lisa Haynes

April 26, 2005

Please do not hesitate to call the undersigned at (201)339-4600 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Very truly yours,

/s/ KENNETH D. WALTER
Kenneth D. Walter
Treasurer and Chief Financial Officer